CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Leveraged Index Return Notes® Linked to an Industrial Metals Basket, due April 15, 2016	500,000	$10.00	$5,000,000	$580.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The LIRNs are being offered by Bank of America Corporation (“BAC”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the LIRNs involves a number of risks. There are important differences between the LIRNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement LIRN-2. LIRNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$5,000,000
Underwriting discount	$ 0.25	$125,000
Proceeds, before expenses, to Bank of America Corporation	$ 9.75	$4,875,000

Merrill Lynch & Co.
April 7, 2011

500,000 Units

Pricing Date

April 7, 2011

Leveraged Index Return Notes®

Settlement Date

April 12, 2011

Linked to an Industrial Metals Basket,

Maturity Date

April 15, 2016

due April 15, 2016

CUSIP No.

06050R452

$10 principal amount per unit

Term Sheet No. 596

Leveraged Index Return Notes®

201% leveraged upside exposure to increases in the value of an equally weighted industrial metals basket comprised of the spot prices for aluminum, copper, lead, nickel, and zinc (the “Basket”)

1-to-1 downside exposure, with no downside limit

A maturity of approximately five years

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Market Downside Protection

Enhanced Income

Market Access

Enhanced Return

Enhanced Return

Summary

The Leveraged Index Return Notes® Linked to an Industrial Metals Basket, due April 15, 2016 (the “LIRNs”) are our senior unsecured debt securities. The LIRNs are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of BAC. The LIRNs provide investors with a participation rate of 201% in increases in the value of an equally weighted basket of the spot prices of five industrial metals (the “Basket”) if the value increases from the Starting Value of the Basket, which was set to 100.00 on the pricing date, to the Ending Value of the Basket, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a repayment that is less, and potentially significantly less, than the Original Offering Price.

The Basket is comprised of the Aluminum Spot Price, the Copper Spot Price, the Lead Spot Price, the Nickel Spot Price, and the Zinc Spot Price (each, a “Basket Component,” and together, the “Basket Components”). We describe each of the Basket Components in more detail in the section “Basket Components,” beginning on page TS-9. On the pricing date, each of the Basket Components was given an initial weight of 20.00%.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the LIRNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10 per unit
Term:	Approximately five years
Market Measure:

An Industrial Metals Basket comprised of the following spot prices: Aluminum Spot Price (Bloomberg symbol: “LMAHDY”), Copper Spot Price (Bloomberg symbol: “LOCADY”), Lead Spot Price (Bloomberg symbol: “LOPBDY”), Nickel Spot Price (Bloomberg symbol: “LMNIDY”), and Zinc Spot Price (Bloomberg symbol: “LOZSDY”).

Starting Value:	100.00
Ending Value:

The closing value of the Basket on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event (as defined on page TS-6) occurs on the scheduled calculation day, the Ending Value will be determined as more fully described under “Ending Value—Commodity-Based Market Measures” beginning on page S-25 of product supplement LIRN-2.

Threshold Value:	100% of the Starting Value. Accordingly, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.
Participation Rate:	201%
Downside Leverage Factor:	100%
Calculation Day:	April 8, 2016
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the LIRNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Leveraged Index Return Notes®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the LIRNs at maturity, based upon the Participation Rate of 201% and Threshold Value equal to 100% of the Starting Value. The green line reflects the hypothetical returns on the LIRNs, while the dotted grey line reflects the hypothetical returns of the Basket Components.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are two examples of hypothetical Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 201%, the Downside Leverage Factor of 100%, and the Starting Value and Threshold Value of 100.00.

Example 1 — The hypothetical Ending Value is 70% of the Starting Value and Threshold Value:

Starting Value:	100.00
Hypothetical Ending Value:	70.00
Threshold Value:	100.00

$10 –	[	$10 ×	(100.00 – 70.00)	× 100%	]	= $7.00
100.00

Hypothetical Redemption Amount (per unit) = $7.00

Example 2 — The hypothetical Ending Value is 110% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	110.00

$10 +	[	$10 × 201% ×	(110.00 – 100.00)	]	= $12.01
100.00

Hypothetical Redemption Amount (per unit) = $12.01

Leveraged Index Return Notes®	TS-3

The following table illustrates, for the Starting Value and Threshold Value of 100.00, and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;

▪	the hypothetical Redemption Amount per unit of the LIRNs (rounded to three decimal places); and

▪	the hypothetical total rate of return to holders of the LIRNs.

The table below is based on the Participation Rate of 201% and the Downside Leverage Factor of 100%.

Hypothetical Ending Value		Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the LIRNs
50.00		-50.00%	$5.000	-50.00%
60.00		-40.00%	$6.000	-40.00%
70.00		-30.00%	$7.000	-30.00%
85.00		-15.00%	$8.500	-15.00%
90.00		-10.00%	$9.000	-10.00%
96.00		-4.00%	$9.600	-4.00%
98.00		-2.00%	$9.800	-2.00%
100.00	(1)	0.00%	$10.000	0.00%
102.00		2.00%	$10.402	4.02%
104.00		4.00%	$10.804	8.04%
110.00		10.00%	$12.010	20.10%
120.00		20.00%	$14.020	40.20%
130.00		30.00%	$16.030	60.30%
140.00		40.00%	$18.040	80.40%
150.00		50.00%	$20.050	100.50%

(1)	This is the Starting Value and Threshold Value.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and term of your investment.

Leveraged Index Return Notes®	TS-4

Risk Factors

There are important differences between the LIRNs and a conventional debt security. An investment in the LIRNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections beginning on page S-10 of product supplement LIRN-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, may be less than a comparable investment directly in the Basket Components.

▪	You must rely on your own evaluation of the merits of an investment linked to the Basket.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the LIRNs while providing the selling agent with compensation for its services, we have considered the costs of developing, hedging, and distributing the LIRNs.

▪	A trading market is not expected to develop for the LIRNs. MLPF&S is not obligated to make a market for, or to repurchase, the LIRNs.

▪	The Redemption Amount will not be affected by all developments relating to the Basket.

▪	Ownership of the LIRNs will not entitle you to any rights with respect to the Basket Components.

▪

If you attempt to sell the LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than the Original Offering Price.

▪	Payments on the LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the LIRNs.

▪	The prices of the Basket Components may change unpredictably, affecting the value of the LIRNs in unforeseeable ways.

▪	Changes in the value of the Basket Components may offset one another.

▪	Suspensions or disruptions of market trading in the Basket Components may adversely affect the value of the LIRNs.

▪	The LIRNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	Trading by us and our affiliates in the Basket Components, or options or futures contracts related to the Basket Components, may affect your return.

▪	We, MLPF&S, and our respective affiliates have no affiliation with the London Metal Exchange (the “LME”) and are not responsible for their actions or public disclosure of information.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the LIRNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent for the LIRNs. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the LIRNs are uncertain, and may be adverse to a holder of the LIRNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

Additional Risk Factors

The LIRNs include the risk of concentrated positions in the industrial metals sector.

Because the physical commodities included in the Basket are concentrated in a single sector, industrial metals, an investment in the LIRNs may therefore carry risks similar to a concentrated investment in the industrial metals sector, and will be less diversified than securities linked to broader range of commodities. Market prices for the Basket Components may fluctuate rapidly based on numerous factors, including changes in supply and demand, economic growth, government policies and actions, and a variety of other factors impacting the international economy. In addition, technological advances could lead to increases in worldwide production of industrial metals and corresponding decreases in the prices of those commodities. These factors may adversely affect the level of the Basket, and therefore, the value of the LIRNs.

The market value of the LIRNs may be affected by price movements in distant-delivery futures contracts associated with the Basket Components.

The value of the Basket Components is based on the current or “spot” price for each underlying physical commodity. Spot prices reflect the immediate delivery value of the commodity. However, futures contracts represent a commitment to deliver the underlying physical commodity at a specified date in the future. Although the value of the Basket Components is based upon their spot prices, the prices of futures contracts for the applicable commodities may impact the current spot prices, and the value of the LIRNs. The price movements in one or more of the Basket Components may not be reflected in the market value of the LIRNs. If you are able to sell your LIRNs, the price you receive could be affected by changes in the values of futures contracts on the applicable industrial metal, which have more distant delivery dates than the applicable Basket Component. The prices for these futures contracts may not increase to the same extent as the applicable Basket Component, or may decrease to a greater extent, which may adversely affect the value of the LIRNs.

Leveraged Index Return Notes®	TS-5

Changes in the methodology used to calculate the spot prices of the Basket Components or changes in laws or regulations may affect the value of the LIRNs.

The LME determines the method of calculation of the spot price of each of the Basket Components, and may adjust the method of determination in a way that adversely affects the value of the LIRNs. The LME may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the value of one or more Basket Components. We do not control the LME, or any action that it may take with respect to the Basket Components. Any change of this kind could adversely affect the value of the LIRNs.

In addition, the price of one or more Basket Components could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the value of one or more Basket Components and, as a result, could adversely affect the value of the LIRNs.

An investment in the LIRNs is subject to risks associated with the trading of commodities on the LME.

The Basket tracks Basket Components that are traded on the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than the futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of the Basket Components. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the calculation day, the prices of the contracts relating to one or more of the Basket Components could be affected in a manner that adversely affects the payment at maturity.

Other Terms of the LIRNs

Market Disruption Events

The definition of “Market Disruption Event,” as set forth on page S-28 of product supplement LIRN-2, is hereby replaced as follows:

A “Market Disruption Event” with respect to any Basket Component, means any of the following events, as determined in good faith by the calculation agent:

(A)	the suspension of or material limitation on trading in the applicable Basket Component, or futures contracts or options related to the applicable Basket Component, on the Relevant Market (as defined below);

(B)	the failure of trading to commence, or permanent discontinuance of trading, in the applicable Basket Component, or futures contracts or options related to the applicable Basket Component, on the Relevant Market;

(C)	the failure of the LME to calculate or publish the official reference price of the applicable Basket Component for that day (or the information necessary for determining the official reference prices); or

(D)	any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the LIRNs.

For the purpose of determining whether a Market Disruption Event has occurred:

(A)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B)	a suspension of or material limitation on trading on the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LME in the Relevant Market under ordinary circumstances.

Relevant Market

“Relevant Market” means the market in London on which members of the LME, or any successor thereto, quote prices for the buying and selling of the Basket Components, or if such market is no longer the principal trading market for any of the Basket Components or options or futures contracts for such Basket Components, such other exchange or principal trading market for the Basket Components as determined in good faith by the calculation agent which serves as the source of prices for the Basket Components, and any principal exchanges where options or futures contracts on the Basket Components are traded.

Leveraged Index Return Notes®	TS-6

Investor Considerations

You may wish to consider an investment in the LIRNs if:

▪	You anticipate that the value of the Basket will increase from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the Ending Value of the Basket decreases from the Starting Value.

▪	You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Basket Components with no expectation of any benefits of owning the Basket Components.

▪

You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the LIRNs.

The LIRNs may not be an appropriate investment for you if:

▪

You anticipate that the value of the Basket will decrease from the Starting Value to the Ending Value or that the value of the Basket will not increase sufficiently over the term of the LIRNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with the benefits of owning the Basket Components.

▪	You seek assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the LIRNs.

Other Provisions

If you place an order to purchase the LIRNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution; Conflicts of Interest

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the LIRNs. Accordingly, offerings of the LIRNs will conform to the requirements of FINRA Rule 5121. Under our distribution agreement with MLPF&S, MLPF&S will purchase the LIRNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the LIRNs, the LIRNs will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the LIRNs but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Leveraged Index Return Notes®	TS-7

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the LIRNs. The Basket Components are described in the section “The Basket Components” below. Each Basket Component was assigned an initial weight of 20.00% on the pricing date.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of LIRNs—Basket Market Measures” beginning on page S-30 of product supplement LIRN-2.

As of the pricing date, for each Basket Component, the Initial Component Weight, the reference price or settlement price (as applicable, determined as described below), the Component Ratio and the initial contribution to the Basket value were as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Reference Price or Settlement Price(1)	Component Ratio(2)	Initial Basket Value Contribution

Aluminum Spot Price	LMAHDY	20.00%	2,642.75	0.00756787	20.00

Copper Spot Price	LOCADY	20.00%	9,697.00	0.00206249	20.00

Lead Spot Price	LOPBDY	20.00%	2,878.00	0.00694927	20.00

Nickel Spot Price	LMNIDY	20.00%	26,799.00	0.00074630	20.00

Zinc Spot Price	LOZSDY	20.00%	2,441.00	0.00819336	20.00

				Starting Value	100.00

(1)	These are the reference or settlement prices of the Basket Components on the pricing date.

(2)

Each Component Ratio equals the Initial Component Weight of the Basket Component (as a percentage) multiplied by 100, and then divided by the reference price or settlement price of that Basket Component on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the reference price or settlement price for each Basket Component on the calculation day and the Component Ratio applicable to such Basket Component. If a Market Disruption Event occurs as to any Basket Component on the scheduled calculation day, the reference price or settlement price of that Basket Component will be determined as more fully described beginning on page S-25 of product supplement LIRN-2 in the section “Description of LIRNs—The Starting Value and the Ending Value—Ending Value—Commodity-Based Market Measures.”

While historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket in the period from January 2006 through March 2011, based upon month-end historical levels of each Basket Component and a Basket value of 100.00 on December 31, 2005. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the LIRNs may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the LIRNs.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the Basket Components. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Basket Components and financial markets generally exhibiting greater volatility than in earlier periods.

Leveraged Index Return Notes®	TS-8

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components have been derived from publicly available sources. None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of any of the Basket Components.

The LME is an exchange-traded market based in London. Members of the LME typically trade with each other and with their clients on a principal-to-principal basis. The LME is not a cash cleared market, and trading is cleared and guaranteed by a system run by the London Clearing House, which acts as a central counterparty to trades executed between clearing members.

The LIRNs are not sponsored, endorsed, sold, or promoted by the LME. The LME takes no responsibility for the accuracy and/or the completeness of information provided in this term sheet, the LIRN-2 product supplement, the MTN prospectus supplement, or the prospectus. In addition, the LME is not responsible for and has not participated in the determination of the timing of the sale of the LIRNs, prices at which the LIRNs are to initially be sold, or the quantities of the LIRNs to be issued or in the determination or calculation of the Redemption Amount. The LME has no obligation in connection with the administration, marketing, or trading of the LIRNs.

The Aluminum Spot Price

The “Aluminum Spot Price” is the official reference price for primary aluminum with impurities no greater than in the registered designation P1020A in the North American and International Registration Record entitled “International Designations and Chemical Composition Limits for Unalloyed Aluminum” on the LME as determined at approximately 12:55 p.m. London time. The Aluminum Spot Price is published by Bloomberg under the symbol LMAHDY <Cmdty>.

The following graph sets forth the monthly historical performance of the Aluminum Spot Price in the period from January 2006 through March 2011. This historical data on the Aluminum Spot Price is not necessarily indicative of the future performance of the Aluminum Spot Price or what the value of the LIRNs may be. Any historical upward or downward trend in the Aluminum Spot Price during any period set forth below is not an indication that the Aluminum Spot Price is more or less likely to increase or decrease at any time over the term of the LIRNs. On the pricing date, the Aluminum Spot Price was 2,642.75.

Leveraged Index Return Notes®	TS-9

The Copper Spot Price

The “Copper Spot Price” is the official reference price for copper Grade A on the LME as determined at approximately 12:35 p.m. London time. The Copper Spot Price is a benchmark price for copper used in the markets where copper is sold by a cash seller and settled in U.S. dollars. Copper Grade A is the LME’s second largest traded contract. The copper Grade A futures contract began trading on the LME in June 1986. The Copper Spot Price is published by Bloomberg under the symbol LOCADY <Cmdty>.

The following graph sets forth the monthly historical performance of the Copper Spot Price in the period from January 2006 through March 2011. This historical data on the Copper Spot Price is not necessarily indicative of the future performance of the Copper Spot Price or what the value of the LIRNs may be. Any historical upward or downward trend in the Copper Spot Price during any period set forth below is not an indication that the Copper Spot Price is more or less likely to increase or decrease at any time over the term of the LIRNs. On the pricing date, the Copper Spot Price was 9,697.00.

The Lead Spot Price

The “Lead Spot Price” is the official cash offer settlement price at approximately 12:50 p.m. (London time) quoted in U.S. dollars per ton of lead on the LME or its successor, as determined and made public by the LME and available on Bloomberg page LOPBDY <Cmdty>.

The following graph sets forth the monthly historical performance of the Lead Spot Price in the period from January 2006 through March 2011. This historical data on the Lead Spot Price is not necessarily indicative of the future performance of the Lead Spot Price or what the value of the LIRNs may be. Any historical upward or downward trend in the Lead Spot Price during any period set forth below is not an indication that the Lead Spot Price is more or less likely to increase or decrease at any time over the term of the LIRNs. On the pricing date, the Lead Spot Price was 2,878.00.

Leveraged Index Return Notes®	TS-10

The Nickel Spot Price

The “Nickel Spot Price” is the official cash offer settlement price of nickel of 99.80% purity (minimum) conforming to B39-79 (2004) at approximately 13:05 p.m. (London time) quoted in U.S. dollars per ton of Primary Nickel on the LME or its successor, as determined and made public by the LME and available on Bloomberg page LMNIDY <Cmdty>.

The following graph sets forth the monthly historical performance of the Nickel Spot Price in the period from January 2006 through March 2011. This historical data on the Nickel Spot Price is not necessarily indicative of the future performance of the Nickel Spot Price or what the value of the LIRNs may be. Any historical upward or downward trend in the Nickel Spot Price during any period set forth below is not an indication that the Nickel Spot Price is more or less likely to increase or decrease at any time over the term of the LIRNs. On the pricing date, the Nickel Spot Price was 26,799.00.

The Zinc Spot Price

The “Zinc Spot Price” is the official cash offer settlement price for zinc of 99.995% purity (minimum) conforming to BS EN 1179:2003 at approximately 12:55 p.m. (London time) quoted in U.S. dollars per ton of Special High Grade Zinc on the LME or its successor, as determined and made public by the LME and available on Bloomberg page LOZSDY <Cmdty>.

The following graph sets forth the monthly historical performance of the Zinc Spot Price in the period from January 2006 through March 2011. This historical data on the Zinc Spot Price is not necessarily indicative of the future performance of the Zinc Spot Price or what the value of the LIRNs may be. Any historical upward or downward trend in the Zinc Spot Price during any period set forth below is not an indication that the Zinc Spot Price is more or less likely to increase or decrease at any time over the term of the LIRNs. On the pricing date, the Zinc Spot Price was 2,441.00.

Leveraged Index Return Notes®	TS-11

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the LIRNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the LIRNs for all tax purposes as a single financial contract with respect to the Basket that requires you to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Basket.

•

Under this characterization and tax treatment of the LIRNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the LIRNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the LIRNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2, which you should carefully review prior to investing in the LIRNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the LIRNs, we intend to treat the LIRNs for all tax purposes as a single financial contract with respect to the Basket that requires the investor to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Basket. Under the terms of the LIRNs, we and every investor in the LIRNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the LIRNs as described in the preceding sentence. This discussion assumes that the LIRNs constitute a single financial contract with respect to the Basket for U.S. federal income tax purposes. If the LIRNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the LIRNs.

This characterization of the LIRNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the LIRNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the LIRNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement LIRN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the LIRNs, including possible alternative characterizations.

Settlement at Maturity or Sale or Exchange Prior to Maturity. Assuming that the LIRNs are properly characterized and treated as single financial contracts with respect to the Basket for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, a U.S. Holder (as defined on page S-36 of product supplement LIRN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the LIRNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the LIRNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the LIRNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the LIRNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the LIRNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the LIRNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the LIRNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the LIRNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the LIRNs.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the LIRNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

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Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003415/g18702p2e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes, and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are our registered service marks.

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